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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14 )*

PRG-SCHULTZ INTERNATIONAL, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
69357C107
(CUSIP Number)
David Radunsky
Parkcentral Capital Management, L.P.
P.O. Box 269014
Plano, Texas 75206
(972) 535-1983
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 1, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Parkcentral Global Hub Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,180,075

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,180,075

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,180,075

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Parkcentral Capital Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,180,075

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,180,075

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,180,075

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN/IA

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Petrus Securities, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		271,471

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		271,471

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	271,471

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Hill Air Company I, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		271,471

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		271,471

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	271,471

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Steven Blasnik

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		271,471

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,180,075

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		271,471

WITH	10	SHARED DISPOSITIVE POWER:

		1,180,075

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,451,546

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

     This Amendment No. 14 to Schedule 13D is filed by and on behalf of Parkcentral Global Hub Limited (“Global Hub”), Parkcentral Capital Management, L.P. (“Capital Management”), Petrus Securities, L.P. (“Petrus”), Hill Air Company I, LLC (“Hill Air”), and Steven Blasnik to amend and supplement the Schedule 13D relating to shares of Common Stock, no par value per share, of PRG-SCHULTZ INTERNATIONAL, INC., a Georgia corporation, filed by Parkcentral Global and Petrus with the Securities and Exchange Commission on November 8, 2005, as amended and/or supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on November 30, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on December 12, 2005, Amendment No. 3 to Schedule 13D filed with the Commission on December 16, 2005, Amendment No. 4 to Schedule 13D filed with the Commission on December 20, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on December 22, 2005, Amendment No. 6 to Schedule 13D filed with the Commission on December 28, 2005, Amendment No. 7 to Schedule 13D filed with the Commission on February 7, 2006, Amendment No. 8 to Schedule 13D filed with the Commission on March 27, 2006, Amendment No. 9 to Schedule 13D filed with the Commission on April 13, 2006, Amendment No. 10 to Schedule 13D filed with the Commission on May 15, 2006, Amendment No. 11 to Schedule 13D filed with the Commission on November 17, 2006, Amendment No. 12 to Schedule 13D filed with the Commission on November 29, 2006, and Amendment No. 13 to Schedule 13D filed with the Commission on January 31, 2007 (as amended, the “Schedule 13D”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 1.	Security and Issuer.
     Unchanged

Item 2.	Identity and Background.
     Unchanged

Item 3.	Source and Amount of Funds or Other Consideration.
     Unchanged

Item 4.	Purpose of the Transaction.
     Unchanged

Item 5.	Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:
     “(a) Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each of the reporting persons may, together with the other reporting persons, be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

     The following table sets forth the aggregate number and percentage of the shares of Common Stock beneficially owned by each person named in the table:

	Aggregate Number of	Percentage of
	Shares of Common Stock	Common Stock
	Beneficially Owned	Beneficially Owned

Parkcentral Global Hub Limited (1)	1,180,075	14.6
Parkcentral Capital Management, L.P. (1) (2)	1,180,075	14.6
Petrus Securities, L.P. (3)	271,471	3.8
Hill Air Company I, LLC (3) (4)	271,471	3.8
Steven Blasnik (1) (3) (5)	1,451,546	17.4

(1)	Includes 1,176,514 shares of Common Stock that may be acquired by Global Hub within 60 days of the date hereof upon conversion of Senior Notes. The Senior Notes are convertible at the option of the holder at any time prior to maturity into shares of Common Stock at the then-effective conversion price for the Senior Notes, subject to the anti-dilution and other adjustments described in the Senior Notes. As of February 2, 2007, the effective conversion price for the Senior Notes was $6.50 per share of Common Stock, subject to the anti-dilution and other adjustments described in the Senior Notes.

(2)	Capital Management serves as an investment adviser and/or manager to other persons, including Global Hub. Capital Management may be deemed to beneficially own Senior Notes and shares of Common Stock owned and/or held by and/or for the account and/or benefit of other persons, including Global Hub.

(3)	Represents shares of Common Stock that may be acquired by Petrus within 60 days of the date hereof upon conversion of Senior Notes.

(4)	Hill Air is denominated as a general partner of Petrus. Hill Air may be deemed to beneficially own Senior Notes and shares of Common Stock owned and/or held by and/or for the account and/or benefit of Petrus.

(5)	Steven Blasnik is the President of each of Capital Management and Hill Air. Steven Blasnik may be deemed to beneficially own Senior Notes and shares of Common Stock owned and/or held by and/or for the account and/or benefit of each of Capital Management and Hill Air.
(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote:

See the disclosure provided in response to Item 8 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 9 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 10 on the attached cover page(s).
(c)	On February 1, 2007, Global Hub and Petrus sold $720,000 and $130,000, respectively, in aggregate principal amount of the Senior Notes for $1,113,286 and $201,010, respectively. On February 2, 2007, Global Hub and Petrus sold $250,000 and $50,000, respectively, in aggregate principal amount of the Senior Notes for $387,039 and $77,408, respectively.

     Except as otherwise described herein, no transactions in the Common Stock were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any person named in response to paragraph (a) of this Item 5.
(d)	Not applicable.

(e)	Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Unchanged

Item 7.	Material to be Filed as Exhibits.
     Unchanged

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:	February 5, 2007	Parkcentral Global Hub Limited

		By:	Parkcentral Capital Management, L.P.
		Its:	Investment Adviser

		By:	/s/ David Radunsky

		Name:	David Radunsky
		Title:	Chief Operating Officer

Parkcentral Capital Management, L.P.

		By:	/s/ David Radunsky

		Name:	David Radunsky
		Title:	Chief Operating Officer

Petrus Securities, L.P.

		By:	/s/ David Radunsky

		Name:	David Radunsky
		Title:	Chief Operating Officer

Hill Air Company I, LLC

		By:	/s/ David Radunsky

		Name:	David Radunsky
		Title:	Chief Operating Officer

Steven Blasnik

		By:	/s/ Steven Blasnik

		Name:	Steven Blasnik